October 4, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:  Maryse Mills-Apenteng, Special Counsel

RE:	MedQuist Holdings Inc. Registration Statement on Form S-4 Filed August 31, 2011 File No. 333-176582
Dear Ms. Mills-Apenteng:
Reference is made to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 26, 2011 to Roger L. Davenport, Chief Executive Officer of MedQuist Holdings Inc. (the “Company”), regarding the above-referenced filing (the “Comment Letter”). This letter responds to the Staff’s comments. To assist in your review, we have typed the text of the Staff’s comment in advance of our response below. Page number references in the responses refer to Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment”).
Registration Statement on Form S-4 Filed August 31, 2011
Questions about the Exchange Offer and the Merger, page (iii)
Why is there no shareholder vote for the Exchange offer or the Merger..., page (viii)
1.	Please supplement the response and disclose the steps CBAY Inc. will take following the exchange offer, including its contribution of Medquist Inc. shares to the merger subsidiary and the relevant provision of the New Jersey Business Corporation Act that would permit the merger subsidiary to conduct a short-form merger without seeking shareholder authorization.
Response: The Company has revised the disclosure on page (v) of the Amendment to address the steps CBay Inc. will take to contribute its shares of MedQuist Inc. common stock to the merger subsidiary and the relevant provision of the New Jersey Business Corporation Act that permits merger subsidiary to conduct the short-form merger without seeking authorization by MedQuist Inc. shareholders.

Securities and Exchange Commission
October 4, 2011

The Exchange Offer and the Merger, page 158
Conditions of the Exchange Offer, page 161
2.	Refer to the second and third conditions on page 162. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. It is unclear what “other” actual or threatened legal impediments or “other circumstances” would materially adversely affect the transactions contemplated or the contemplated benefits to the bidder of the transaction. Please revise or advise. Also, the determination of when the conditions are triggered appear to be subject to your sole determination, without qualification as to the reasonableness of your judgment. Given that the filing person has reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing person has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition in the second bullet point to further define the scope of the condition and include an objective standard in each of the cited conditions, such as a standard of reasonableness, against which the filing person’s discretion may be judged.
Response: The Company has made a determination not to proceed with the exchange offer prior to the consummation of the merger. All disclosures relating to the exchange offer have been removed from the Amendment, and the Company respectfully submits, therefore, that this comment is no longer applicable.
3.	We note disclosure relating to your failure to exercise the right to waive an offer condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to shareholders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.
Response: The Company has made a determination not to proceed with the exchange offer prior to the consummation of the merger. All disclosures relating to the exchange offer have been removed from the Amendment, and the Company respectfully submits, therefore, that this comment is no longer applicable.
4.	Please refer to our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company

Securities and Exchange Commission
October 4, 2011

should inform shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.
Response: The Company has made a determination not to proceed with the exchange offer prior to the consummation of the merger. All disclosures relating to the exchange offer have been removed from the Amendment, and the Company respectfully submits, therefore, that this comment is no longer applicable.
Undertakings, page II-2
5.	It appears that you have not included the undertakings required by paragraphs (a)(5) and (6) and paragraph (h) of Item 512 of Regulation S-K. Please revise or advise.
Response: Page II-2 of the Registration Statement includes the undertaking required by paragraph (h) of Item 512 of Regulation S-K. The Company respectfully submits that the undertakings specified in paragraphs (a)(5) and (6) of Item 512 of Regulation S-K are not applicable to the Registration Statement as the securities being offered are not being registered pursuant to Rule 415 under the Securities Act.
*  *  *  *  *

In responding to the Staff’s comments, the Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses or require any additional information, please feel free to call me at 615-798-4210.

Very truly yours,
/s/ Mark R. Sullivan
Mark R. Sullivan
General Counsel & Chief Compliance Officer

cc:    Steven J. Abrams, Esq., Pepper Hamilton LLP